Exhibit 99.1

ASUR Announces that the FAA Classifies the Mexican Government as Category 2

Passengers transported to the U.S. by Mexican Airlines departing ASUR's airports during 2019 and 2020 represented 0.5% and 0.2%, respectively of the Company's total passenger traffic in its Mexican airports

MEXICO CITY, May 26, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ("ASUR" or the "Company") ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, per request of the Mexican National Banking and Securities Commission ("CNBV") today announced that the U.S. Federal Aviation Agency (FAA) has downgraded the Mexican Government to Category 1 from Category 2.

Click here to read the FAA Announcement.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR - Lic. Adolfo Castro, (52) 55-5284-0408, acastro@asur.com.mx; InspIR Group - Susan Borinelli, (646) 330-5907, susan@inspirgroup.com